Exhibit 99.3

AUDIT COMMITTEE CHARTER

OF

STARBOX GROUP HOLDINGS LTD.

This Audit Committee Charter (the “Charter”) was adopted by the Board of Directors (the “Board”) of Starbox Group Holdings Ltd., a Cayman Islands exempted company (the “Company”), on March 11, 2022, and shall become effective immediately.

I. Purpose

The purpose of the Audit Committee (the “Committee”) is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company. The Committee assists the Board with its oversight responsibilities regarding: (i) the integrity of the Company’s financial statements; (ii) the Company’s compliance with legal and regulatory requirements; (iii) the independent auditor’s qualifications and independence; and (iv) the performance of the Company’s internal audit function and independent auditor. The Committee shall prepare the report required by the rules of the Securities and Exchange Commission (the “SEC”) to be included in the Company’s annual report on Form 20-F.

In addition to the powers and responsibilities expressly delegated to the Committee in this Charter, the Committee may exercise any other powers and carry out any other responsibilities delegated to it by the Board from time to time consistent with the Company’s Memorandum and Articles of Association, as amended from time to time (the “Articles”). The powers and responsibilities delegated by the Board to the Committee in this Charter or otherwise shall be exercised and carried out by the Committee as it deems appropriate without requirement of Board approval, and any decision made by the Committee (including any decision to exercise or refrain from exercising any of the powers delegated to the Committee hereunder) shall be at the Committee’s sole discretion. While acting within the scope of the powers and responsibilities delegated to it, the Committee shall have and may exercise all the powers and authority of the Board. To the fullest extent permitted by law, the Committee shall have the power to determine which matters are within the scope of the powers and responsibilities delegated to it.

Notwithstanding the foregoing, the Committee’s responsibilities are limited to oversight. Although the Committee has the responsibilities set forth in this Charter, it is not the responsibility of the Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosure are complete and accurate and are in accordance with generally accepted accounting principles and applicable laws, rules and regulations. These are the responsibilities of the Company’s management (“Management”) and the independent auditor.

Furthermore, auditing literature, particularly Statement of Accounting Standards No. 71, defines the term “review” to include a particular set of required procedures to be undertaken by independent auditors. The members of the Committee are not independent auditors, and the term “review” as used in this Charter is not intended to have that meaning and should not be interpreted to suggest that the Committee members can or should follow the procedures required of auditors performing reviews of financial statements.

II. Membership

The Committee shall consist of at least three members of the Board, as determined by the Board. Each Committee member shall be financially literate as determined by the Board in its business judgment or must become financially literate within a reasonable period of time after his or her appointment to the Committee. Members of the Committee must (i) not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years; and (ii) be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement, and cash flow statement. Members of the Committee are not required to be engaged in the accounting and auditing profession and, consequently, some members may not be expert in financial matters, or in matters involving auditing or accounting. However, at least one member of the Committee must have accounting or related financial management expertise as determined by the Board in its business judgment. In addition, at least one member of the Committee shall be an “audit committee financial expert” within the definition adopted by the SEC or shall possess financial sophistication within the meaning of the Nasdaq Listing Rules, or the Company shall disclose in its annual report on Form 20-F required pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reasons why at least one member of the Committee is not an “audit committee financial expert.”

At least a majority of the members of the Committee shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq Listing Rules and will satisfy the independence requirements of Rule 10A-3(b)(1) under the Exchange Act within the 90-day period after the effectiveness of the Company’s registration statement on Form F-1 relating to the Company’s initial public offering (the “Effective Time”). All Committee members must satisfy the independence requirements of Rule 10A-3(b)(1) under the Exchange Act beginning from the first anniversary of the Effective Time. No Committee member may simultaneously serve on the audit committee of more than two other public companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and such determination is disclosed in the Company’s annual report on Form 20-F.

The members of the Committee, including the chairperson (the “Chair”) of the Committee, shall be appointed by the Board. Committee members may be removed from the Committee, with or without cause, by the Board.

III. Meetings and Procedures

The Chair (or in his or her absence, a member designated by the Chair) shall preside at each meeting of the Committee and set the agendas for Committee meetings. The Committee shall have the authority to establish its own rules and procedures for notice and conduct of its meetings so long as they are not inconsistent with any provisions of the Articles that are applicable to the Committee.

The Committee shall meet at least once during each fiscal quarter and more frequently as the Committee deems desirable. Except as required by law, all matters shall be approved by a simple majority of all the Committee members.

The Committee shall meet separately and periodically with Management, with the internal auditor, and with the independent auditor. Any meeting of the Committee may be conducted in person or via telephone conference or similar communications equipment where every meeting participant can hear each other.

All non-Management directors that are not members of the Committee may attend and observe meetings of the Committee, but shall not participate in any discussion or deliberation unless invited to do so by the Committee, and in any event shall not be entitled to vote. The Committee may, at its discretion, include in its meetings members of the Company’s Management, representatives of the independent auditor, the internal auditor, and any other financial personnel employed or retained by the Company or any other persons whose presence the Committee believes to be necessary or appropriate. Notwithstanding the foregoing, the Committee may also exclude from its meetings any persons it deems appropriate, including, but not limited to, any non-Management director that is not a member of the Committee.

The Committee may retain any independent counsel, experts, or advisors (accounting, financial, or otherwise) that the Committee believes to be necessary or appropriate. The Committee may also utilize the services of the Company’s regular legal counsel or other advisors to the Company. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report or performing other audit, review, or attestation services, for payment of compensation to any counsel, experts, or advisors employed by the Committee and for ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The Committee may conduct or authorize investigations into any matters within the scope of the powers and responsibilities delegated to the Committee.

IV. Powers and Responsibilities

1. Appointment and Oversight. The Committee shall be directly responsible for the appointment, compensation, retention, removal and oversight of the work of the independent auditor (including resolution of any disagreements between Management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work or performing other audit, review, or attestation services for the Company, and the independent auditor shall report directly to the Committee.

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2. Pre-Approval of Services. Before the independent auditor is engaged by the Company or its subsidiaries to render audit or non-audit services, the Committee shall pre-approve the engagement. Committee pre-approval of audit and non-audit services will not be required if the engagement for the services is entered into pursuant to pre-approval policies and procedures established by the Committee regarding the Company’s engagement of the independent auditor, provided that the policies and procedures are detailed as to the particular service, the Committee is informed of each service provided and such policies and procedures do not include delegation of the Committee’s responsibilities under the Exchange Act to the Management. The Committee may delegate to one or more designated members of the Committee the authority to grant pre-approvals, provided that such pre-approvals are presented to the Committee at a subsequent meeting. If the Committee elects to establish pre-approval policies and procedures regarding non-audit services, the Committee must be informed of each non-audit service provided by the independent auditor. Committee pre-approval of non-audit services (other than review and attestation services) also will not be required if such services fall within available exceptions established by the SEC.

3. Independence of Independent Auditor. The Committee shall, at least annually, review the independence and quality control procedures of the independent auditor and the experience and qualifications of the independent auditor’s senior personnel that are providing audit services to the Company. In conducting its review:

(i) The Committee shall obtain and review a report prepared by the independent auditor describing (a) the auditing firm’s internal quality-control procedures and (b) any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the auditing firm, and any steps taken to deal with any such issues;

(ii) The Committee shall ensure that the independent auditor prepare and deliver, at least annually, a written statement delineating all relationships between the independent auditor and the Company. The Committee shall actively engage in a dialogue with the independent auditor with respect to any disclosed relationships or services that, in the view of the Committee, may impact the objectivity and independence of the independent auditor. If the Committee determines that further inquiry is advisable, the Committee shall take appropriate action in response to the independent auditor’s report to satisfy itself of the auditor’s independence;

(iii) The Committee shall confirm with the independent auditor that the independent auditor is in compliance with the partner rotation requirements established by the SEC; and

(iv) The Committee shall, if applicable, consider whether the independent auditor’s provision of any permitted information technology service or other non-audit service to the Company is compatible with maintaining the independence of the independent auditor.

4. Meetings with Management, the Independent Auditor and the Internal Auditor.

(i) The Committee shall meet with Management, the independent auditor, and the internal auditor in connection with each annual audit to discuss the scope of the audit, the procedures to be followed, and the staffing of the audit.

(ii) The Committee shall review and discuss with Management and the independent auditor any material off-balance sheet transactions, arrangements, obligations (including contingent obligations), and other relationships of the Company with unconsolidated entities of which the Committee is made aware that do not appear on the financial statements of the Company and that may have a material current or future effect on the Company’s financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses.

(iii) The Committee shall review and discuss the annual audited financial statements with Management and the independent auditor, including the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in the Company’s annual report on Form 20-F.

5. Separate Meetings with the Independent Auditor.

(i) The Committee shall review with the independent auditor any problems or difficulties the independent auditor may have encountered during the course of the audit work, including any restrictions on the scope of activities or access to required information or any significant disagreements with Management and Management’s responses to such matters.

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(ii) The Committee shall discuss with the independent auditor the report that such auditor is required to make to the Committee regarding: (a) all critical accounting policies and practices to be used; (b) all alternative treatments within U.S. GAAP for policies and practices related to material items that have been discussed among Management and the independent auditor, including the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and (c) all other material written communications between the independent auditor and Management, such as any Management letter, Management representation letter, reports on observations and recommendations on internal controls, independent auditor’s engagement letter, independent auditor’s independence letter, schedule of unadjusted audit differences and a listing of adjustments and reclassifications not recorded, if any.

(iii) The Committee shall discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as then in effect.

6. Recommendation to Include Financial Statements in Annual Report. The Committee shall, based on the review and discussions in paragraphs 4(iii) and 5(iii) above, and based on the disclosures received from the independent auditor regarding its independence and discussions with the auditor regarding such independence pursuant to subparagraph 3(ii) above, determine whether to recommend to the Board that the audited financial statements be included in the Company’s annual report on Form 20-F for the fiscal year subject to the audit.

7. The Committee shall discuss with Management and the independent auditor the Company’s earnings press releases (with particular focus on any “pro forma” or “adjusted” non-GAAP information), as well as financial information and earnings guidance provided to analysts and rating agencies. The Committee’s discussion in this regard may be general in nature (i.e., discussion of the types of information to be disclosed and the type of presentation to be made) and need not take place in advance of each earnings release or each instance in which the Company may provide earnings guidance.

8. The Committee shall review all related party transactions by the Company (including any of its subsidiaries and consolidated affiliates) on an ongoing basis and all such transactions must be approved by the Committee in advance. All related party transactions should be disclosed in accordance with applicable legal and regulatory requirements. The Committee recognizes that there are situations where the Company may have to obtain products or services of a nature, quantity or quality, or on other terms, that are not readily available from alternative sources or when the Company provides products or services to related persons on an arm’s length basis on terms comparable to those provided to unrelated third parties.

a. The Committee shall consider all of the relevant facts and circumstances available to the Committee, including (if applicable), but not limited to:

● The benefits to the Company;

● The impact on a director’s independence in the event the related person is a director, an immediate family member of a director or an entity in which a director is a principal, member, partner, shareholder or executive officer;

● The availability of other sources for comparable products or services;

● The terms of the transaction; and

● The terms available to unrelated third parties and employees generally.

b. No member of the Committee shall participate in any review, consideration or approval of any related party transactions with respect to which such member or any of his or her immediate family members is the related person. The Board shall approve only those related party transactions that are in, or are not inconsistent with, the best interests of the Company and its shareholders, as the Committee determines in good faith.

9. The Committee shall discuss with Management and the independent auditor any correspondence from or with regulators or governmental agencies, any employee complaints or any published reports that raise material issues regarding the Company’s financial statements, financial reporting process, accounting policies, or internal audit function.

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10. The Committee shall discuss with the Company’s internal or outside counsel any legal matters brought to the Committee’s attention that could reasonably be expected to have a material impact on the Company’s financial statements.

11. The Committee shall request assurances from Management, the independent auditor, and the Company’s internal auditors that the Company’s subsidiaries and affiliated entities, if any, are operated in conformity with applicable legal requirements, including disclosure of related party transactions.

12. The Committee shall discuss with Management the Company’s policies with respect to risk assessment and risk management. The Committee shall discuss with Management the Company’s significant financial risk exposures and the actions Management has taken to limit, monitor or control such exposures.

13. The Committee shall monitor the compliance with the Company’s code of business conduct and ethics, including reviewing the adequacy and effectiveness of the Company’s procedures to ensure proper compliance.

14. The Committee shall review the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures.

15. The Committee shall review and concur with Management on the need for an internal audit department and on the appointment, replacement, reassignment, or dismissal of an internal audit department senior manager or director. The Committee shall also review any internal reports to Management (or summaries thereof) prepared by the internal audit department, as well as Management’s response.

16. The Committee shall set clear hiring policies for employees or former employees of the Company’s independent auditor.

17. The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. The Committee shall also establish procedures for the confidential and anonymous submission by employees regarding questionable accounting or auditing matters.

18. The Committee shall provide the Company with the report of the Committee with respect to the audited financial statements required by Item 306 of Reg. S-K, for inclusion in each of the Company’s annual reports filed on Form 20-F.

19. The Committee, through its Chair, shall report regularly to, and review with, the Board any issues that arise with respect to the quality or integrity of the Company’s financial statements, the Company’s compliance with legal or regulatory requirements, the performance and independence of the Company’s independent auditor, the performance of the Company’s internal audit function or any other matter the Committee determines is necessary or advisable to report to the Board.

20. The Committee shall at least annually perform an evaluation of the performance of the Committee and its members, including a review of the Committee’s compliance with this Charter.

21. The Committee shall at least annually review and reassess this Charter and submit any recommended changes to the Board for its consideration.

V. Delegation of Duties

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee to the extent permitted by, or consistent with provisions of, the Articles and applicable laws and regulations and rules of the markets in which the Company’s securities then trade.

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